                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


[X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K   [ ] Form 10-QSB   [ ] Form N-SAR

                     For the Period Ended: December 31, 2007

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Javo Beverage Company, Inc.

Former name if applicable:

Address of principal executive office:
                           1311 Specialty Drive

City, state, and zip code:
                           Vista, California  92081

                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the
[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) the accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the registrant's auditors are in the process of completing final work and as a result, the registrant is unable to file the Form 10-K at this time without undertaking or incurring unreasonable efforts or expenses. No changes are anticipated in the financial results disclosed thus far for the period. The registrant expects that the audit firm will complete its final audit and consent processes shortly and that the Form 10-K will be filed well before the expiration of the extension provided by this Notification of Late Filing



                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:


Richard Gartrell                      760                        560-5286
--------------------------------------------------------------------------------
   Name                             Area Code                    Telephone


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                    [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ] Yes     [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                    N/A

JAVO BEVERAGE COMPANY, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2008                        /s/ Richard A. Gartrell
                                            ----------------------------------
                                            By: Richard A. Gartrell
                                            Its: Chief Financial Officer